Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 20, 2025

VIA EDGAR TRANSMISSION

Christopher R. Bellacicco, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 424 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Bellacicco:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 20, 2025, with respect to the Registration Statement for the Trust’s proposed new series, Defiance QTUM Options Income ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	The Staff notes that it has previously provided comments on similar Trust filings regarding the description of certain options strategies and the potential for these strategies to generate return of capital distributions. Please confirm that, to the extent applicable, revisions will be made to this filing that are in conformance with disclosures made for similar Trust filings in response to the Staff’s comments on this matter.

Response: The Trust responds by confirming that such conforming revisions have been made as provided to the Staff under separate cover.

2.	The Trust notes that the Item 9 disclosure indicates the Fund may purchase options, in addition to selling options. However, the Item 4 disclosure only discusses the Fund’s ability to sell options. Please revise the Item 4 disclosure to disclose the Fund’s ability to purchase options.

Response: The Trust responds by confirming that such revisions have been made as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC